Exhibit 99.32

ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, SEPTEMBER 29, 2010

NOTICE OF MEETING AND
MANAGEMENT PROXY AND INFORMATION CIRCULAR

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF RIO ALTO MINING LIMITED OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF RIO ALTO MINING LIMITED TO BE HELD ON WEDNESDAY, SEPTEMBER 29, 2010.

TO BE HELD AT:

Sheraton Vancouver Wall Centre Hotel

Granville Room

1088 Burrard Street, Vancouver, BC V6Z 2R9

At 10:00 a.m.

Dated: August 26th, 2010

RIO ALTO MINING LIMITED
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE
HELD ON WEDNESDAY, SEPTEMBER 29, 2010

NOTICE IS HEREBY GIVEN THAT AN ANNUAL GENERAL AND SPECIAL MEETING (the “Meeting”) of holders of common shares of Rio Alto Mining Limited (the “Corporation”) will be held at Sheraton Vancouver Wall Centre Hotel, Granville Room, 1088 Burrard Street, Vancouver, BC V6Z 2R9 , at 10:00 a.m. on Wednesday, September 29, 2010 for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the financial years ended May 31, 2009 and May 31, 2010, and the reports of the auditor thereon;

2.	to fix the number of directors of the Corporation to be elected at the Meeting at seven (7);

3.	to elect the Board of Directors of the Corporation for the ensuing year;

4.	to appoint the auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix the auditor’s remuneration;

5.

to consider, and if thought fit, approve, with or without variation, the ordinary resolution, as more particularly set forth in the Management Information Circular (the “Circular”) accompanying this Notice of Meeting prepared for the purpose of the Meeting, relating to the re-approval of the stock option plan of the Corporation;

6.	to consider, and if thought fit, approve, with or without variation, the ordinary resolution, as more particularly set forth in the Circular, relating to the approval of a shareholder rights plan;

7.

to consider, and if thought fit, approve, with or without variation, the special resolution, as more particularly set forth in the Circular, relating to the approval an amendment to the Articles of the Corporation to permit the holding of shareholders’ meetings in Lima, Peru; and

8.	to transact such other business as may be properly brought before the meeting or any adjournment thereof

DATED this 26th day of August, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Alex Black"
Alex Black
President and Chief Operating Officer

IMPORTANT

It is desirable that as many shares as possible be represented at the Meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. All proxies, to be valid, must be received by Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

RIO ALTO MINING LIMITED

MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (“CIRCULAR”) IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF RIO ALTO MINING LIMITED (THE “CORPORATION”) of proxies from the holders of common shares (the “Common Shares”) for the annual general and special meeting of the shareholders of the Corporation (the “Meeting”) to be held on Wednesday, September 29, 2010 at 10:00 a.m. at Sheraton Vancouver Wall Centre Hotel, Granville Room, 1088 Burrard Street, Vancouver, BC V6Z 2R9, or at any adjournment thereof for the purposes set out in the accompanying notice of meeting (“Notice of Meeting”).

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named (the “Management Designees”) in the enclosed instrument of proxy (“Instrument of Proxy”) have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. A shareholder has the right to designate a person (who need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Corporation. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with him to the Meeting. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form). In addition, a proxy may be revoked by a shareholder personally attending at the Meeting and voting his shares.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to the Corporation’s transfer agent, Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the registered office of the Corporation or with Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada (formerly ADP Investor Communications). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

Each shareholder may instruct his proxy how to vote his Common Shares by completing the blanks on the Instrument of Proxy. All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the Instrument of Proxy, the Management Designees, if named as proxy, will vote in favour of the matters set out therein. In the absence of any specification as to voting on any other form of proxy, the Common Shares represented by such form of proxy will be voted in favour of the matters set out therein.

The enclosed Instrument of Proxy confers discretionary authority upon the Management Designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of management of the Corporation.

QUORUM

The by-laws of the Corporation provide that a quorum of shareholders is present at a meeting of shareholders of the Corporation if at least two persons are present at the meeting, holding or representing by proxy not less than five (5%) percent of the outstanding shares of the Corporation entitled to vote at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. There are no other shares authorized, issued or outstanding of any class. As at the effective date of this Circular (the “Effective Date”), which is August 26, 2010, the Corporation has 118,543,075 Common Shares without nominal or par value outstanding. There are no other shares authorized, issued or outstanding of any class. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

Holders of Common Shares of record at the close of business on August 25, 2010 (the “Record Date”) are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (a) the holder has transferred the ownership of any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands not later than ten (10) days before the day of the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the best of the knowledge of the Corporation’s directors and the executive officers, no person beneficially owns directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Common Shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This discussion describes the Corporation’s executive compensation program for each person who acted as Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three most highly compensated executive officers (or three most highly compensated individuals acting in a similar capacity), other than the CEO and the CFO, whose compensation was more than $150,000 during the financial year ended May 31, 2010 (each a “Named Executive Officer” or “NEO” and collectively the “Named Executive Officers” or “NEOs”). This section will address the Corporation’s executive compensation philosophy and objectives and provide a review of the process the Corporate Governance and Compensation Committee (“CGC Committee”) undertakes in deciding how to compensate the Corporation’s Named Executive Officers. This section will also provide discussion and analysis of the CGC Committee’s specific decisions about the compensation of the Named Executive Officers for the financial year ended May 31, 2010.

The compensation program of the Corporation is designed to attract, motivate, reward and retain knowledgeable and skilled executives required to achieve the Corporation’s corporate objectives and increase shareholder value. The main objective of the compensation program is to recognize the contribution of the executive officers to the overall success and strategic growth of the Corporation. The compensation program is designed to reward management performance by aligning a component of the compensation with the Corporation’s operating and financial performance and share value. The philosophy of the Corporation is to pay the management a total compensation amount that is competitive with other junior mineral exploration and development companies and is consistent with the experience and responsibility level of the management. The purpose of executive compensation is to incent and reward the executives for their contributions to the achievements of the Corporation on both an annual and long term basis. The compensation program of the Corporation provides incentive to the Corporation executives to achieve both short and long term objectives. The short term incentives include salary and bonus payments based on the operating and financial performance of the Corporation.

The CGC Committee have adopted a compensation program that covers three key elements: (i) a base amount of salary and benefits; (ii) a performance based cash bonus; and (iii) stock options.

Base Salary

The objective of base salary compensation and benefits is to retain and reward Named Executive Officers on a short term basis. The program is designed to reward Named Executive Officers for maximizing shareholder value in a volatile commodity based business in a safe, environmentally responsible, regulatory compliant and ethical manner. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience, expertise and the amount of time devoted to the affairs of the Corporation. Subjective factors such as leadership, commitment and attitude are also considered. The Corporation has reviewed the public disclosure available for other junior mineral exploration and development companies to assist in determining the competitiveness of base salary, bonuses, benefits and stock options paid to each of the executive officers of the Corporation. The Corporation has historically tried to pay base salary to its Named Executive Officers in the range of that paid to the Named Executive Officers of its competitors.

Bonus Plan

The objective of performance based bonuses is to incent the maximization of shareholder value by the Named Executive Officers, taking into consideration the operating and financial performance by both the Corporation and the efforts and results of the Named Executive Officers. Increases in the value of the Corporation will result in increases in the amounts paid to the Named Executive Officers.

Stock Options

The objective of granting stock options to the Named Executive Officers is to incent the maximization of shareholder value on a long term basis as stock options closely link the interests of the Named Executive Officers to those of the Corporation.

In this regard, the Corporation has in place a stock option plan (the “Plan”) under which awards have been made to executive officers in amounts relative to positions, performance, and what is considered competitive in the industry. The objective of the Plan is to reward and retain Named Executive Officers. The program is designed to reward Named Executive Officers for maximizing shareholder value in a volatile commodity based business in a safe, environmentally responsible, regulatory compliant and ethical manner. The Corporation has reviewed the public disclosure available for other junior mineral exploration and development companies to assist in determining the competitiveness of stock option awards. Previous grants of stock options are taken into account when considering new grants. The Executive Committee makes recommendations to the CGC Committee based on this information. The recommendations do not generally take into account awards made in the previous year. The CGC Committee assesses the Executive Committee’s recommendations and then makes recommendations to the Board of Directors who ratify the recommendations. At the Meeting, the shareholders of the Corporation will be asked to consider and, if thought appropriate, re-approve the Plan. The significant terms of the Plan are disclosed in this Circular under “PARTICULARS OF MATTERS TO BE ACTED UPON - Re-Approval of Stock Option Plan”. A copy of the Plan is attached as Exhibit I to the Circular of the Corporation. dated August 24, 2009 and is incorporated herein by reference.

Performance Graph

The following graph compares the total cumulative shareholder return as at fiscal year end, since May 31, 2005, for $100 invested in Common Shares of the Corporation with the cumulative total return (assuming dividends are reinvested) of the S&P TSX Venture Composite Index over the period ended May 31, 2010.

	S&P TSX Venture	Market Price per
Date	Composite Index	Common Share
May 14, 2005(1)	1606.55	$0.28
June 1, 2006(2)	2827.68	$0.235
May 31, 2007(3)	3,241.69	$1.04
May 30, 2008	2,657.00	$0.45
May 29, 2009	1,124.08	$0.20
May 31, 2010	1,514.07	$0.75

Notes:
(1)	The last day where the Common Shares were traded before the fiscal year end.
(2)	No trading activities were reported from December 31, 2005 to June 1, 2010. For the purposes of this graph, the trading price on June 1, 2006 was used.
(3)	The Corporation’s Common Shares started trading on the TSXV on May 14, 2007, upon the completion of a reverse take-over and graduation from the NEX board of the TSXV.

Summary Compensation Table

The following table sets forth all annual and long term compensation for the financial year ended May 31, 2010 for services in all capacities to the Corporation and its subsidiaries, if any, in respect of Named Executive Officers.

SUMMARY COMPENSATION TABLE
					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year Ended May 31	Salary ($)	Share- Based Awards ($)(1)	Option- Based Awards ($)(2)	Annual Incentiv e Plans	Long- Term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Alex Black	2010	$174,400	Nil	46,370 (4)	Nil	Nil	Nil	$47,565	268,335
President and Chief
Operating Officer(3)

SUMMARY COMPENSATION TABLE
					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year Ended May 31	Salary ($)	Share- Based Awards ($)(1)	Option- Based Awards ($)(2)	Annual Incentiv e Plans	Long- Term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Anthony Hawkshaw(5)	2010	$174,400	Nil	109,110	Nil	Nil	Nil	$47,565	331,075
Chief Financial Officer
Feisal Somji(6)	2010	180,000	Nil	Nil	Nil	Nil	Nil	72,000	252,000
VP Corporate
Development	2009	120,000	Nil	Nil	Nil	Nil	Nil	74,347	194,437
Brian Farrell(7)	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chief Financial Officer
	2009	30,000	Nil	Nil	Nil	Nil	Nil	Nil	30,000

Notes:

(1)	“Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.
(2)	“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features.
(3)	Mr. Black was appointed President of the Corporation on June 2, 2010 and Chief Operating Officer on June 25, 2009.
(4)	These options were granted to Auscan Assets Limited (“Auscan”), a company in which Alex Black has a beneficial interest.
(5)	Mr. Hawkshaw was appointed Chief Financial Officer of the Corporation on June 25, 2009.
(6)	Mr. Somji was appointed VP Corporate Development on June 2, 2010. Previous to that, Mr. Somji acted as Chief Executive Officer and President of the Corporation.
(7)	Mr. Farrell served as Chief Financial Officer of the Corporation from July 31, 2007 to June 25, 2009.
(8)	For information on the compensation paid to the Named Executive Officers for the financial year ended May 31, 2008, please see the management information circular of the Corporation dated September 23, 2008 filed on SEDAR.

During the financial year ended May 31, 2010, Auscan Assets Limited, a company in which Alex Black has a beneficial interest, was paid a monthly consulting fee of US$15,000 by the Corporation. In addition, a bonus of US$45,000 was paid to Alex Black in July 2009. Amounts paid to Mr. Black and Auscan Assets Limited were converted into dollars from US dollars at an exchange rate of 1.057, which was the average exchange rate for the July 2009 to May 2010 period.

During the financial year ended May 31, 2010, Tony Hawkshaw was a paid monthly salary of US$15,000 by the Corporation. In addition, a bonus of US$45,000 was paid to Tony Hawkshaw in July 2009. Amounts paid to Mr. Hawkshaw were converted into dollars from US dollars at an exhcnage rate of 1.057, which was the average exchange rate for the July 2009 to May 2010 period.

Pursuant to an arrangement with Somji Consulting Ltd. (“Somji Consulting”), a company controlled by Feisal Somji, former President of the Corporation, Somji Consulting was paid a monthly fee of $15,000 in consideration of Feisal Somji providing services as the Corporation’s President and Chief Executive Officer during the financial year ended May 31, 2010. In addition, Somji Consulting is provided with approximately $6,000 per month to provide administration, bookkeeping and office services to the Corporation.

During the financial year ended May 31, 2010, the Corporation granted in aggregate 1,140,000 stock options to the Named Executive Officers.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for each Named Executive Officer of the Corporation as of the most recent financial year end, including awards granted before the most recently completed financial year.

	Option-Based Awards				Share-Based Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Option(1)(2) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards that have not vested ($)
Feisal Somji	265,000	$0.25	May 7, 2012	$132,500	N/A	N/A
VP Corporate
Development
(former President and
Chief Executive
Officer)
Alex Black	340,000	$0.30	Jul 14, 2014	$153,000	N/A	N/A
President and Chief
Operating Officer
Anthony Hawkshaw	800,000	$0.30	Jul 14, 2014	$360,000	N/A	N/A
Chief Financial
Officer

Notes:

(1)	Unexercised “in-the-money” options refer to the options in respect of which the market value of the underlying securities as at May 31, 2010, the financial year end, exceeds the exercise or base price of the option.
(2)	The aggregate of the difference between the market value of the Common Shares as at May 31, 2010 (being the last day the Common Shares traded during the financial year ended May 31, 2010), being $0.75 per Common Share, and the exercise price of the options.

None of the awards disclosed in the table above have been transferred at other than fair market value.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards which vested or were earned during the most recently completed financial year for each Named Executive Officer.

Name and Principal Position	Option-Based Awards - Value vested during the year ($)(1)	Share-Based Awards - Value vested during the year ($)	Non-Equity Incentive Plan Compensation - Value earned during the year ($)
Feisal Somji	N/A	N/A	N/A
VP Corporate
Development
(former President and
Chief Executive Officer)
Alex Black	$44,200	N/A	N/A
President and Chief
Operating Officer
Anthony Hawkshaw	$104,000	N/A	N/A
Chief Financial Officer

Note:

(1)	Based on the difference between the fair market price of the options on the date of grant using the Black-Scholes pricing model and the exercise price.

Pension Plan Benefits

The Corporation does not have in place any pension plan or deferred compensation plan that provides for payments or benefits at, following or in connection with retirement.

Termination and Change of Control Benefits

The Corporation is not a party to any contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation, its subsidiaries or affiliates or a change in a Named Executive Officer’s responsibilities.

DIRECTOR COMPENSATION

During the financial year ended May 31, 2010, the Corporation had seven directors, three (3) of whom were also Named Executive Officers. For a description of the compensation paid to the Named Executive Officers of the Corporation who also act as directors of the Corporation, see “EXECUTIVE COMPENSATION” above.

Director Compensation Table

The following table sets forth all compensation provided to directors who are not also Named Executive Officers (“Outside Directors”) of the Corporation for the financial year ended May 31, 2010.

Name	Fees Earned	Share- Based Awards ($)(1)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Roger Norwich(3)	76,100	Nil	Nil	Nil	Nil	Nil	76,100
Klaus Zeitler	40,200	Nil	24,480	Nil	Nil	Nil	64,680

Name	Fees Earned	Share- Based Awards ($)(1)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Daniel Kenney	29,100	Nil	22,605	Nil	Nil	Nil	51,705
Drago Kisic Wagner	7,900	Nil	78,870	Nil	Nil	Nil	86,770
Joseph O’Farrell(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Raul Ramirez Morton(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Harry McGucken(6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
James Glass(7)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	“Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.
(2)	“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features.
(3)	Mr. Norwich served as Chairman of the Board of Directors of the Corporation until June 25, 2009 on which date Mr. Zeitler was appointed as Chairman of the Board of Directors of the Corporation.
(4)	Klaus Zeitler was appointed as a director and as Chairman of the Board of Directors of the Corporation on June 25, 2009.
(5)	Daniel Kenney was appointed as a director on June 25, 2009.
(6)	Drago Kisic Wagner was appointed as a director on March 15, 2010.
(7)	Mr. O’Farrell was appointed a director of the Corporation on May 7, 2007 and held that position until he resigned on June 25, 2009.
(8)	Mr. Ramirez Morton was appointed a director of the Corporation on May 7, 2007 and held that position until he resigned on June 25, 2009.
(9)	Mr. McGucken was appointed a director of the Corporation on June 25, 1987 and held that position until he resigned on June 25, 2009.
(10)	Fees paid to Ascenta Capital Partners Inc., a company of which Jim Glass is a director and shareholder, for investor relations services. Mr. Glass was appointed a director of the Corporation on April 7, 2008 and held that position until he resigned on June 25, 2009.
(11)	Messrs, Norwich, Zeitler, Kenney and Kisic are renumerated in United States dollars. The amounts received were converted in dollars at an exchange rate of United States dollars multiplied by 1.057.

Commencing, July 2009, all outside directors of the Corporation are paid a monthly fee of US$2,500. Roger Norwich received additional amounts in connection with additional duties carried out by him in connection with the Corporation’s now terminated Mexican operations. Commencing March 1, 2010, Klaus Zeitler is paid an additional monthly of US$3,500 in consideration of his acting as Chairman of the Board of Directors on a part-time basis.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for each Outside Director of the Corporation as of the most recent financial year end, including awards granted before the most recently completed financial year.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Option(1)(2) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share- Based Awards that have not vested ($)
Klaus Zeitler	180,000	$0.30	July 24, 2014	81,000	N/A	N/A
Drago Kisic	180,000	$0.70	March 15, 2015	9,000	N/A	N/A
Daniel Kenney	165,000	$0.30	July 24, 2014	74,250	N/A	N/A
	100,000	$0.25	May 11, 2010	50,000	N/A	N/A
Roger Norwich	265,000	$0.25	May 7, 2012	132,500	N/A	N/A
Joseph O’Farrell	265,000	$0.25	May 7, 2012(3)	132,500	N/A	N/A
Raul Ramirez Morton	265,000	$0.25	May 7, 2012	132,500	N/A	N/A
Harry McGucken	265,000	$0.25	May 7, 2012(3)	132,500	N/A	N/A
James Glass	200,000	$0.30(4)	May 7, 2012(3)(4)	90,000	N/A	N/A

Notes:

(1)	Unexercised “in-the-money” options refer to the options in respect of which the market value of the underlying securities as at the financial year end exceeds the exercise or base price of the option.
(2)	The aggregate of the difference between the market value of the Common Shares as at May 31, 2010 (being the last day the Common Shares traded during the financial year ended May 31, 2010), being $0.75 per Common Share, and the exercise price of the options.
(3)	At the Annual General and Special Meeting of Shareholders held on September 28, 2009 the non-interested shareholders of the Corporation approved amending the terms of these options to extend the option expiration date from September 25, 2009 to May 7, 2012.
(4)	At the Annual General and Special Meeting of Shareholders held on September 28, 2009 the non-interested shareholders of the Corporation approved amending the terms of these options to reduce the exercise price from $0.45 to $0.30 per share.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards which vested or were earned during the most recently completed financial year for each Outside Director.

Name and Title	Option-Based Awards - Value vested during the year ($)	Share-Based Awards - Value vested during the year ($)	Non-Equity Incentive Plan Compensation - Value earned during the year ($)
Klaus Zeitler	24,480(1)	N/A	N/A
Drago Kisic	78,890(1)	N/A	N/A
Daniel Kenney	22,605(1)	N/A	N/A

Note:

(1)	Based on the difference between the fair market price of the options on the date of grant using the Black-Scholes pricing model and the exercise price.

Other Compensation

Other than as set forth herein, the Corporation did not pay any other compensation to executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed financial year other than benefits and perquisites which did not amount to $10,000 or greater per individual.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Corporation that were authorized for issuance under equity compensation plans as at the end of the Corporation’s most recently completed financial year.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding outstanding securities reflected in Column 1)(1)
Equity compensation plans	5,545,000	$0.15	5,258,558
approved by securityholders
Equity compensation plans not	N/A	N/A	N/A
approved by securityholders
Total	5,545,000	$0.30	5,258,557

Note:

(1)	The aggregate number of Common Shares that may be reserved for issuance under the Plan shall not exceed 10% of the issued and outstanding Common Shares. Based on the number of Common Shares issued and outstanding at May 31, 2010 in which the Corporation had 108,035,575 Common Shares issued and outstanding. As of the Effective Date of this document, there are 118,543,075Common Shares issued and outstanding.

MANAGEMENT CONTRACTS

During the most recently completed financial year, no management functions of the Corporation were to any substantial degree performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer, employee or former director, executive officer or employee of the Corporation or its subsidiaries nor any of their associates or affiliates, is, or has been at any time since the beginning of the financial year ended May 31, 2009, indebted to the Corporation or its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than set out below, the Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the financial year ending May 31, 2100 or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation.

Alex Black and Tony Hawkshaw were directors, officers and, directly or indirectly, principal shareholders of Rio Alto Mining Limited (“RAML”), a private British Columbia company that the Corporation acquired on June 25, 2009. In consideration for their shareholdings of RAML, Alex Black and Auscan received a total of 5,537,990 Common Shares and Tony Hawkshaw received a total of 1,000,000 Common Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or executive officer of the Corporation or any proposed nominee of management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day to day management of the Corporation. The Board of Directors is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 Disclosure of Corporate Governance Practices which came into effect for financial years ending on or after June 30, 2005, requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular, as summarized below.

Board of Directors

The Board of Directors is currently comprised of seven (7) members. All of these individuals are nominated for re-election at the Meeting. Three of the directors of the Corporation are considered independent directors. Klaus Zeitler is the non-executive Chairman of the Board of Directors and is considered to be independent. Roger Norwich was the non-executive Chairman of the Board of Directors, until he resigned on June 25, 2009 and is also considered to be independent. Drago Kisic is considered to be independent. Although he does not hold a management position with the Corporation, Mr. Kenney is not an independent director of the Corporation due to being a partner in a law firm that provides services to the Corporation.

Messrs. Feisal Somji, the VP of Corporate Development and former President and Chief Executive Officer, Anthony Hawkshaw, the Chief Financial Officer and Alexander Black, President and Chief

Operating Officer of the Corporation, are members of management and as a result, not independent directors.

NI 58-101 suggests that the board of directors of a public company other than a Venture Issuer (as defined in National Instrument 51-102 Continuous Disclosure Obligations) should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who has no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of a director’s independent judgment. As disclosed above, although a majority of the Board of Directors are not considered independent under National Instrument 52-110 Audit Committees (“NI 52-110”), the Board of Directors of the Corporation believes that the present constitution of the Board is sufficient to not interfere with the independent judgment of the Board. During the ensuing year, the Board may consider seeking one or more suitable candidates for appointment to the Board of Directors who meet the independence criteria in NI 52-110 to increase the number of independent directors. The independent judgment of the Board of Directors in carrying out its responsibilities is the responsibility of all directors. Although the independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are in attendance, the Board of Directors of the Corporation facilitates independent supervision of management through meetings of the Board of Directors and through frequent informal discussions among independent members of the Board of Directors and management. In addition, the Board of Directors has free access to the Corporation’s external auditors, legal counsel and to any of the Corporation’s officers.

The Board of Directors has appointed a CGC Committee, whose members are Roger Norwich, Klaus Zeitler and Daniel Kenney, two of whom have been determined to be independent. Roger Norwich is the Chairman of the CGC Committee.

Directorships

The following directors of the Corporation are currently directors of the following reporting issuers:

Director	Other Reporting Issuers
Feisal Somji	Prize Mining Corporation
Philippine Metals Inc.
Anthony Hawkshaw	Statesman Resources Ltd.
Caza Gold Corp.
Klaus Zeitler	Amerigo Resources Limited
Los Andes Copper Ltd.
Western Copper Corporation
Candente Resource Corp.
Daniel Kenney	Clearford Industries Inc.
Northern Lights Acquisition Corp.

The Board of Directors has held 8 formal Board of Directors meetings in the financial year ended May 31, 2010. The attendance record of each director at these formal directors’ meetings is as follows:

Name of Director	Number of Meetings Attended
Alex Black	7/8
Tony Hawkshaw	8/8
Feisal Somji	8/8

Name of Director	Number of Meetings Attended
Drago Kisic Wagner	1/1
Roger Norwich	7/8
Klaus Zeitler	8/8
Daniel Kenney	8/8

Board Mandate

The Board of Directors operates under a written Corporate Governance Guidelines and Board Mandate (the “Board Mandate”), a copy of which is attached hereto as Schedule “A” to this Circular. Under the Board Mandate, the fundamental responsibilities of the Board of Directors are to: (i) identify and understand the risks associated with the business of the Corporation, (ii) appoint and oversee a competent executive team to manage the business of the Corporation, with a view to maximizing shareholder value, and (iii) ensure corporate conduct in an ethical and legal manner via an appropriate system of corporate governance, disclosure processes and internal controls.

The Board of Directors is responsible for the overall stewardship of the Corporation, planning, directing, identifying of principal risks and controlling issues which are pivotal to determining corporate strategy and direction. The Board of Directors meets regularly to consider and approve the strategic objectives of the Corporation and to consider management’s proposals and plans designed to accomplish those objectives. Where appropriate, key management personnel and professional advisors are invited to attend meetings to speak to these issues. The Board of Directors also meets as necessary to consider specific developments or opportunities as they arise, including asset and enterprise acquisitions and dispositions and financing proposals.

The Board of Directors is responsible for approving long-term strategic plans and annual operating budgets recommended by management. Board of Directors consideration and approval is also required for material contracts and business transactions, and all debt and equity financings.

The Board of Directors delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the business of the Corporation in the ordinary course, evaluating new business opportunities and challenges, recruiting people and meeting all legal and regulatory requirements of the business.

The Board Mandate stipulates that the Board of Directors shall meet at least 4 times per year, with additional meetings held as deemed necessary by the Board of Directors. Specific meetings of the independent directors are not regularly scheduled, however the Board Mandate stipulates that independent directors should typically meet during or at the end of each Board meeting with no member of management present, during which any management attendees are excluded. In addition, the Board of Directors’ conflict of interest procedures would mandate the exclusion of any director from considering and voting on any matter with respect to which there exists any perceived conflict of interest.

Position Descriptions

The Board of Directors has a position description for the Chairman. The Chairman is responsible for providing overall leadership to the Board of Directors with a view to maximizing Shareholder value, including overseeing meetings of the Board of Directors and Shareholders, selecting and evaluating Board members and committee chairpersons, evaluating organizational and communications policies and generally being accountable to the shareholders of the Corporation. The Corporation does not have a

Chief Executive Officer. The Corporation is managed by a Management Committee consisting of the Chairman, the President and Chief Operating Officer, the Chief Financial Officer and the Vice President Corporate Development that meets weekly to establish goals and evaluate performance. The Board has not developed a written position description for members of the Management Committee, but evaluates the members’ performance at each Board meeting.

Orientation and Continuing Education

The Board meeting with no members of management present provides a comprehensive introduction to the Board of Directors and its committees. New directors are also expected to meet with management of the Corporation to discuss and better understand the Corporation’s business and will be advised by counsel to the Corporation of their legal obligations as directors of the Corporation and are required to visit the Corporation’s principal mineral property.

The Board Mandate is expected to be reviewed on an annual basis and a revised copy will be given to each director.

The introduction and education process will be reviewed on an annual basis by the CGC Committee, with suitable recommendations made to the Board of Directors, and will be revised as necessary.

Ethical Business Conduct

The Board of Directors currently does not have a code of business conduct and ethics. To promote and encourage a culture of ethical business conduct, the Board of Directors has adopted a Disclosure and Confidentiality Policy, as well as an Insider Trading and Reporting Policy.

The Board of Directors has established a Whistle Blower Policy, which is Addendum “A” to the Audit Committee Charter, and establishes the complaint procedure for concerns about any aspect of the Corporation’s activities and operations.

The Board of Directors has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation, and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board of Directors in which the director has an interest, have been sufficient to ensure that the Board of Directors operates independently of management and in the best interests of the Corporation.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors of the Corporation also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict of interest provisions of the Business Corporations Act (Alberta), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke such a conflict.

Nomination of Directors

The Board of Directors has not appointed a nominating committee. The Board of Directors determines new nominees to the Board of Directors although no formal process has been adopted. The nominees are generally the result of recruitment efforts by current members of the Board of Directors including both formal and informal discussions among Board members and officers.

Compensation

The members of the CGC Committee are listed under “PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors”. The responsibilities of the CGC Committee in respect of compensation matters include reviewing and recommending to the Board of Directors the compensation policies and guidelines for supervisory management and personnel, corporate benefits, bonuses and other incentives, reviewing and approving corporate goals and objectives relevant to Chief Executive Officer compensation; non-CEO officer and director compensation; the review of executive compensation disclosure; succession plans for officers and for key employees; and material changes and trends in human resources policy, procedure, compensation and benefits.

The CGC Committee annually reviews employment and remunerations policies and recommendations, as well as the adequacy and form of the compensation of directors. The CGC Committee will recommend changes in compensation to the Board when warranted and in light of the responsibilities and risks involved in being a director. It is also responsible for assisting the Board by reviewing and approving overall human resources policies and procedures, considering compensation and employment matters involving the Corporation’s directors and officers and conducting annual performance of such officers.

Other Board Committees

The Corporation has no other standing committees at this time other than the Audit Committee and the CGC Committee.

Assessments

The Board of Directors has implemented a process for assessing its effectiveness, including an annual performance assessment survey for the Board, Board Committees and individual directors. As a result of the Corporation’s size, its stage of development and the limited number of individuals on the Board of Directors, the Board of Directors considers this assessment procedure to be appropriate at this time. The Board of Directors, upon recommendation of the CGC Committee, will consider and make necessary changes to the assessment procedure as required.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation, the only matters to be brought before the meeting are those matters set forth in the accompanying Notice of Meeting.

1.	Report and Financial Statements

The Board of Directors of the Corporation has approved all of the information in the audited financial statements of the Corporation for the years ended May 31, 2009 and May 31, 2010, and the reports of the auditor thereon.

2.	Fix Number of Directors to be Elected at the Meeting

Shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors to be elected at the Meeting. In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

At the Meeting, it will be proposed that seven (7) directors be elected to hold office until the next annual general and special meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution fixing the number of directors to be elected at the Meeting at seven (7).

3.	Election of Directors

The Corporation currently has seven (7) directors and all of these directors are being nominated for re-election. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee’s municipality of residence, principal occupation at the present and during the preceding five years, the period during which the nominee has served as a director, and the number and percentage of Common Shares of the Corporation that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote for the election of the persons named in the following table to the Board of Directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies held by Management Designees will be voted for another nominee in their discretion unless the shareholder has specified in his form of proxy that his Common Shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual general and special meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation or the provisions of the Business Corporations Act to which the Corporation is subject.

Name, Municipality of Residence, Office and Date Became a Director	Present Occupation and Positions Held During the Last Five Years	Number and Percentage of Common Shares Held or Controlled as at the Effective Date(1)(2)
Klaus Zeitler(3)(4) West Vancouver, BC, Canada Chairman and a Director since June 25, 2009	Dr. Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a Ph.D in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world (Europe, Africa, North America, South America, and Pacific Region) with a total investment value of $4 billion. Dr. Zeitler was a managing director of Metallgeschaft AG, a German metals conglomerate and in 1986 founded and was a director and CEO of Metall Mining Ltd., later Inmet Inc., a Toronto Stock Exchange listed company with assets of over $1 billion and base metal and gold mines in different parts of the world. After having been a director of Teck Cominco for many years, Dr. Zeitler joined Teck Cominco in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being President and a director of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a director in various junior base and precious metal companies.	600,000(6) (0.51%)
Alexander Black San Isidro, Lima, Peru Chief Operating Officer and a Director since June 25, 2009 and President since Jun 2, 2010	Alex Black lives in Lima, Peru and has 28 years experience in the mining industry. Mr. Black holds a BSc in Mining Engineering from the University of South Australia and is a member of the Australasian Institute of Mining and Metallurgy. Prior to moving to Peru in 2000, Mr. Black was the founder and Managing Director of international mining consulting services group Global Mining Services from 1994 to 2000. In 1996, Mr. Black also founded and was Chairman of OFEX listed AGR Limited with exploration projects in Ghana and Mongolia. In 2002, Mr. Black took control of Chariot Resources Limited as a listed TSXV shell and played a key role in the acquisition of the Marcona Copper Project and formation of the Korean joint venture with Chariot Resources. Upon his resignation as Chairman & Executive VP of Chariot Resources in 2006, Mr. Black returned to Peru and founded the Peruvian registered Rio Alto S.A.C. Mr. Black was the Chief Executive Officer, President and a director of Rio Alto prior to the acquisition of the company by Mexican Silver Mines (since renamed Rio Alto Mining Limited).	6,169,651(5) (5.21%)

Name, Municipality of Residence, Office and Date Became a Director	Present Occupation and Positions Held During the Last Five Years	Number and Percentage of Common Shares Held or Controlled as at the Effective Date(1)(2)
Anthony Hawkshaw(3)(4) Vancouver, BC, Canada Chief Financial Officer and a Director since June 25, 2009	Mr. Hawkshaw is a Chartered Accountant and holds a Bachelor Degree in Business Management from the Ryerson University. Since 2007 to present, Mr. Hawkshaw was a director of Rio Alto Mining S.A.C. From 2005 to 2007, Mr. Hawkshaw was the CFO of Grove Energy Limited, a London and Toronto listed oil and gas development company. In 2004, Mr. Hawkshaw was the CFO of Chariot Resources Limited for a period of 12 months. Prior to Chariot, Mr. Hawkshaw was CFO of Pan American Silver Corp. from 1995 to 2003. With more than 25 years experience in the mining industry in countries including Canada, the United States, Mexico, Russia and Peru, Mr. Hawkshaw has extensive experience in the marketing of metals in refined and concentrate form and in metals trading. He has arranged numerous debt, equity and convertible debt financings with institutional investors, commercial banks and multilateral lending agencies. Mr. Hawkshaw has been a director of Statesman Resources Ltd. since July 19, 2006 and Caza Gold Corp. since June 3, 2009.	1,000,000 (0.85%)
Feisal Somji Calgary, Alberta, Canada VP Corporate Development and former President and CEO and a Director since May, 2007	Mr. Somji has a B.Sc. from the University of British Columbia and an MBA from Queens University. Mr. Somji has served as Director of Prize Mining Corporation (TSX-V) from February 26, 2003 to present and as President and CEO of Prize Mining Corporation from March 16, 2005 to November, 2005 and Chairman from November, 2005 to January 2009 and as a Director and CEO of Philippine Metals Inc. (TSX-V) from January 2009 to present. Mr. Somji also served as Director and President of New Meridian Mining Corp. (NEX) from August 2000 to March 24, 2006. In addition, he serves as Director of Savannah Diamonds Ltd., a private diamond exploration company.	2,886,386 (2.44%)
Roger Norwich(3)(4) St. Magloire, Sark, Channel Islands Director since May 2007	Dr. Norwich has a BA in Geology and Archaeology (1974) from Manchester University England. He also holds MB Bachelor of Medicine and ChB Bachelor of Surgery degrees from Manchester University. From 1990 to July 2006 he was Managing Director of Medicolegal Consultancy initially a private company then a Public Company trading on the OFEX (now Plus Market Group plc) trading platform in London England. Dr Norwich was non-executive Chairman of Nighthawk Energy plc an oil exploration company which trades on AIM in the London Stock Exchange between 2005 and September 2008. His duties included those of Chairman of the Audit Committee. Dr. Norwich was a founding director of Mexican Silver Mines (MSM-V) from May 7, 2007 to July 24, 2009 and to date remains a non-executive Director of Rio Alto Mining (RIO TSX-V) since the merger of Mexican Silver Mines Ltd with Rio Alto Mining Ltd on July 24, 2009. Dr. Norwich is Chairman of the Remuneration Committee. Dr. Norwich is non-executive Chairman of Grupo Minero Panuco a private mining company based in Monterrey Mexico which is involved in the production of Copper Gold and Molybdenum.	4,469,195 (3.78%)

Name, Municipality of Residence, Office and Date Became a Director	Present Occupation and Positions Held During the Last Five Years	Number and Percentage of Common Shares Held or Controlled as at the Effective Date(1)(2)
Drago Kisic(3) Lima, Peru Director since March 15, 2010	Mr. Kisic specializes in investment banking, finance and macroeconomics. He holds a B.S. from Pontificia Universidad Católica del Perú and a Masters degree (B-Phil) from Oxford University. As a founding partner and current Director of MACROCONSULT and MACROINVEST, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru’s telephone and telecommunications companies CPT and ENTEL-Peru. Mr. Kisic is a member of the board of CEMENTOS LIMA (a cement company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); Corporación Rey and Teditex (textile related companies); and Banco Financiero (a commercial bank). Currently, he is President of Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). He was advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies’ regulatory authority) and Vice-president of the Lima Stock Exchange (BVL).	Nil (0%)
Daniel Kenney(4) Calgary, Alberta, Canada Corporate Secretary since May, 2007 and a Director since April 2008	Partner with the law firm of Davis LLP since September 2004.	330,000 (0.28%)

Notes:

(1)	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, based upon information furnished to the Corporation by the above individuals.
(2)	Assumes a total of 118,543,075 Common Shares issued and outstanding as at the Effective Date.
(3)	Member of the Audit Committee.
(4)	Member of the CGC Committee.
(5)	These Common Shares are owned by Auscan Assets Limited, a company in which Alex Black has a beneficial interest.
(6)	These Common Shares are owned by Zeitler Holdings Corp., a company controlled by Klaus Zeitler.

Cease Trade Orders or Bankruptcies

Other than as described below, no proposed director, within 10 years before the date of this Circular, has been a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)	within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Feisal Somji was an officer and director of New Meridian Mining Corp. while it was the subject of a cease trade order for a period of greater than 30 consecutive days. It is not currently the subject of a cease trade order. The cease trade order was issued as a result of New Meridian Mining Corp.'s failure to file financial statements within the prescribed time periods.

Personal Bankruptcies

No proposed director has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties and Sanctions

No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

4.	Appointment of Auditor

Unless directed otherwise by a proxy holder, or such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favour of a resolution appointing Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Corporation for the next ensuing year, or until Davidson & Company LLP is removed from office or resigns as provided by law or by the Corporation’s By-laws and to authorize the directors of the Corporation to fix the remuneration of Davidson & Company LLP.

5.	Re-Approval of Stock Option Plan

The Corporation has a stock option plan (previously referred to herein as the “Plan”) approved by the shareholders of the Corporation on September 28, 2009. The purpose of the Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation and of its subsidiaries and affiliates, if any, to acquire Common Shares thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentives in their efforts on behalf of the Corporation in the conduct of its affairs.

The Plan is administered by the Board of Directors of the Corporation, or if appointed, by a special committee of directors appointed from time to time by the Board of Directors (the “Committee”). The aggregate number of Common Shares which may be reserved for issuance under the Amended Plan shall not exceed 10% of the Corporation’s issued and outstanding Common Shares. The number of Common Shares subject to an option granted to a participant shall be determined by the Committee, but no participant shall be granted an option which exceeds the maximum number of shares permitted by any stock exchange on which the Common Shares are then listed, or other regulatory body having jurisdiction. The exercise price of the Common Shares covered by each option shall be determined by the Committee, provided however, that the exercise price shall not be less than the price permitted by any stock exchange on which the Common Shares are then listed, or other regulatory body having jurisdiction. The Board of Directors have the absolute discretion to amend or terminate the Plan.

A copy of the Plan is attached as Exhibit I to the Circular of the Corporation dated August 24, 2009 and is incorporated herein by reference. A copy of this Circular can be found on SEDAR at www.sedar.com. The Corporation will, upon request being made, provide a copy of such circular free of charge a holder of Common Shares.

Policy 4.4 of the TSX-V requires that rolling stock option plans must receive shareholder approval yearly, at an issuer’s annual general meeting. In accordance with Policy 4.4, shareholders will be asked to consider and if thought fit, approve an ordinary resolution re-approving, adopting and ratifying the Plan as the Corporation’s stock option plan.

The text of the ordinary resolution which management intends to place before the Meeting for the approval and adoption of the Plan is as follows:

“BE IT RESOLVED as an ordinary resolution of the Corporation that:

1.

the stock option plan of the Corporation in substantially the form attached as Exhibit I to the Management Information Circular of the Corporation. dated August 24, 2009 (the “Plan”) be and is hereby re-approved and adopted as the stock option plan of the Corporation;

2.	the form of the Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Corporation;

3.

the shareholders of the Corporation hereby expressly authorize the Board of Directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

4.

any one (or more) director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.”

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the resolution re-approving the Plan. In order to be effective, an ordinary resolution requires approval of a majority of the votes cast by shareholders who vote in respect to the resolution.

6.	Shareholder Rights Plan

The Corporation entered into an agreement providing for a shareholder rights plan (the “Rights Plan”) on August 26, 2010 (the “Effective Date”). The Rights Plan remains subject to receipt of all regulatory approvals. A copy of the agreement which gives effect to the Rights Plan (the “Rights Plan

Agreement”) is available under the Corporation’s profile on the SEDAR website at www.sedar.com under the heading “Material Document(s)”. The following summary of the Rights Plan is qualified in its entirety by reference to the full text of the Rights Plan Agreement.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any take-over offer for the Corporation. Takeover offers may not always result in Shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 35 days. The Board believes that this period may be insufficient for the Shareholders to evaluate a bid, or for the Board to pursue alternatives which could maximize Shareholder value, and make informed recommendations to Shareholders.

Summary of the Plan

The Rights Plan provides the Board and the shareholders more time to fully consider any unsolicited take-over bid for the Corporation. It will also allow more time for the Board to pursue, if appropriate, other alternatives to maximize shareholder value. Shareholders are being asked to confirm the rights (each a “Right”) and upon the receipt of such confirmation, the Rights Plan will have an initial term that would expire at the annual meeting of the shareholders of the Corporation to be held in 2013 unless terminated earlier. The Rights Plan may be extended past 2013 by a reconfirmation of the Rights Plan pursuant to a resolution passed by a majority of the votes cast by all holders of Shares who vote in respect of such reconfirmation.

The Rights Plan authorizes the issue, on the Effective Date, of one Right in respect of each Share outstanding on the Effective Date and the issue of one Right for each Share issued after such date. Each Right entitles the registered holder thereof to purchase from the Corporation one Share at the exercise price. The Exercise Price and the number of Shares are subject to adjustment in certain events such as a share split or consolidation.

The Rights issued under the Rights Plan become exercisable only when a person, including any party related to it, acquires or announces its intention to acquire 20% or more of the Corporation’s outstanding Shares without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Board. Should such an acquisition occur, each Right would, upon exercise, entitle the holder thereof, other than the Acquiring Person (as hereinafter defined) and related persons whose Rights become void, to purchase Shares at one half of the prevailing market price at the time.

Under the Rights Plan, a Permitted Bid is a bid made for all of the Corporation’s Shares to all Shareholders that is open for not less than 60 days. If, at the end of the 60 days, at least 50% of the outstanding Shares, other than those owned by the offeror and certain related parties, have been tendered to the bid, the offeror may take up and pay for the Shares but must extend the bid for a further 10 days to allow other shareholders to tender.

The issuance of Rights will not in any way alter the financial condition of the Corporation. The issuance is not itself dilutive, will not affect reporting earnings per Share and will not change the way in which shareholder would otherwise trade Shares. By permitting holders of Rights, other than an Acquiring Person (as defined below), to acquire Shares at a discount to market value, the Rights may cause substantial dilution to an Acquiring Person, defined in the Rights Plan Agreement as a person or group that acquires 20% or more of the Shares of the Corporation other than by way of a Permitted Bid or other than in circumstances where Rights are redeemed or the Board waives the application of the Rights Plan.

The Rights Plan should provide adequate time for Shareholders to assess a bid and to permit competing bids to emerge. It also gives the Board sufficient time to explore other options. A potential bidder can avoid the dilutive features of the Rights Plan by making a bid that conforms to the requirements of a Permitted Bid.

The requirements of a Permitted Bid enable each Shareholder to make two separate decisions. First, a shareholder will decide whether the bid or any competing bid is adequate on its own merits. In making this decision the shareholder need not be influenced by the likelihood that the bid will succeed. If there is sufficient support such that at least 50% of the independently held Shares have been tendered, a shareholder who has not already tendered to that bid will have a further 10 business days to decide whether to tender the bid.

Shareholders are being asked to consider and, if thought advisable, to pass, with or without variation, the following resolution, to ratify, confirm and approve the Rights Plan (the “Rights Plan Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Corporation, that:

1.

the shareholder rights plan containing the terms and conditions substantially as set forth in the rights plan agreement dated as of August 26, 2010 between the Corporation and Olympia Trust Company (the “Rights Plan”), be and is hereby ratified, confirmed and approved;

2.	the actions of the directors of the Corporation in adopting the Rights Plan and in executing and delivering the Rights Plan be and are hereby ratified, confirmed and approved;

3.

the shareholders of the Corporation hereby expressly authorize the Board of Directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

4.

any one (or more) director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.”

In order to be approved, the Rights Plan Resolution must be approved by an ordinary resolution of the shareholders, being a majority of the votes cast by shareholders present in person or by proxy at the Meeting who voted in respect of the Rights Plan Resolution. The Board recommends that shareholders vote in favour of the Rights Plan Resolution.

7.	Amendment of Articles

In recognition of the large number of shareholders of the Corporation resident in Peru, on August 23, 2010, the Board of Directors of the Corporation approved a resolution to amend the Articles of the Corporation to permit meetings of shareholders to be held in Lima, Peru in addition to those places presently permitted by the Articles. These places are Toronto, Ontario, Vancouver, British Columbia and anyplace in Alberta that the directors determine.

At the Meeting, holders of Common Shares will be asked to consider and, if thought fit, pass with or without variation, a special resolution authorizing the Board, in its sole discretion, if and when they deem it appropriate, but no later than the third business day prior to the record date for the next annual general meeting of shareholders, or such earlier date as may be mandated by the TSXV, to amend the Articles to allow meetings of shareholders to be held in Lima, Peru in addition to Toronto, Ontario, Vancouver, British Columbia and anyplace in Alberta that the directors determine.

The Board unanimously recommends that the Shareholders approve the amendment to the Articles to allow meetings of shareholders to be held in Lima, Peru.

At the Meeting, the following special resolution, with or without variation, will be placed before the Shareholders, for approval:

“BE IT RESOLVED as a special resolution of the Corporation that:

1.

the Articles of the Corporation be amended to allow meetings of shareholders to be held in Lima, Peru in addition to Toronto, Ontario, Vancouver, British Columbia and anyplace in Alberta that the directors determine;

3.

any officer or director of the Corporation is hereby authorized to file articles of amendment of the Corporation no later than the third business day prior to the record date of the next annual general meeting of the shareholders of the Corporation, or such earlier date as may be required by the TSX Venture Exchange, and any one officer or director is hereby authorized to prepare, execute and file articles of amendment in order to give effect to this special resolution, and to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution;

4.

notwithstanding that this special resolution has been duly passed by the holders of the Common Shares, the Board is hereby authorized to abandon or revoke the proposed amendment to the articles of the Corporation as contemplated by this special resolution without further approval of, or notice to, the holders of the Common Shares, should the Board consider it appropriate to do so, in its discretion, at any time prior to the issuance of the certificate of amendment to the articles of the Corporation as contemplated herein; and

5.

any of the directors or officers of the Corporation are, and they are hereby authorized and instructed to sign any document and to do and perform all things necessary or useful, in their discretion, to give effect to the foregoing resolutions.”

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the special resolution approving the proposed amendment to the Articles. In order to be effective, the foregoing special resolution must be approved by the affirmative vote thereof by not less than two-thirds of the votes cast by the Shareholders present in person or represented by proxy at the Meeting. In the event that this special resolution is not passed, the Corporation will not proceed with the proposed amendment to the Articles. In addition thereto, the proposed amendment to the Articles will be subject to the approval of the TSX Venture Exchange.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

GENERAL

Unless otherwise directed, it is management’s intention to vote proxies in favor of the resolutions set forth herein. All special resolutions to be brought before the Meeting require, for the passing of the same, a two thirds majority of the votes cast at the Meeting by the holders of Common Shares. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common Shares. All approvals by disinterested shareholders require the approval of the shareholders not affected by, or interested in, the matter to be approved.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information of the Corporation’s most recently completed financial year is provided in the Corporation’s comparative financial statements and management discussion and analysis available on SEDAR. Further information concerning the Audit Committee, including the text of the Audit Committee Charter, is included in the Annual Information Form of the Corporation for the year ended May 31, 2010. A copy of the Annual Information Form is available on SEDAR at www.sedar.com. A shareholder may contact the Corporation at Suite 1720, 505 Burrard Street, Vancouver, B.C., Attention: Alejandra Gomez, to obtain a copy of the Corporation’s most recent financial statements and management discussion and analysis.

BOARD APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

SCHEDULE “A”

BOARD OF DIRECTORS
CORPORATE GOVERNANCE GUIDELINES
AND BOARD MANDATE

1.	Board Composition

(a)	Board Composition

The composition of the Board should balance the following goals:

The size of the Board should facilitate substantive discussions of the whole Board in which each director can participate meaningfully;

The composition of the Board should encompass a broad range of skills, expertise, industry knowledge, diversity of opinion and contacts relevant to the Company’s business; and

Membership on the Board shall include an appropriate number of directors whom the Board has determined have no material relationship with the Company or its principal shareholders and who are otherwise considered independent as contemplated by the corporate governance guidelines published by the Canadian Securities Administrators (the “CSA Guidelines”).

To consider a director independent, the Board determines as a factual matter that a director is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with his or her ability to act with a view to the best interests of the Company. When assessing the materiality of the relationship between a director and the Company, the Board examines a range of types of relationships such as legal, accounting, consulting, commercial, banking, charitable and familial relationships from both the perspective of the individual director and that of any organization with which he or she is associated. The Board specifically applies the definition of independence in the CSA Guidelines when considering the independent status of each director or potential director.

(b)	Selection of Directors

(i)

Nominations. The Governance Committee is responsible for recommending to the Board, from time to time, a list of potential directors meeting the Company’s general criteria for Board membership, as well as suitable nominees to fill specific vacancies occurring between annual meetings of shareholders. The Board is responsible for selecting nominees for election to membership on the Board for presentation at annual meetings of shareholders.

(ii)	Criteria. Based on the recommendations of the Governance Committee, the Board selects director nominees considering criteria which include the following:

A.	Personal qualities and characteristics, accomplishments and reputation in the business community;

B.	Current knowledge and contacts in the communities in which the Company does business and in the Company’s industry sectors or other industries relevant to the Company’s business;

C.	Ability and willingness to commit adequate time to Board and Board committee matters;

D.	The fit of the individual’s skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Company; and

E.	Diversity of viewpoints, background, experience and other demographics.

(iii)	Invitation. The invitation to join the Board is extended by the Board itself by way of the Chairman of the Board and any other director as determined by the Board.

(iv)	Orientation and Continuing Education. Management, working with the Board, provides an orientation process for new directors, including background material on the Company, its business plan and risk profile, and meetings with senior management. Periodically, management prepares additional educational sessions for directors on matters relevant to the Company and its business plan and risk profile, and to the statutory and other regulatory regimes having jurisdiction over the Company, its business and operations, its continuous disclosure compliance and its corporate governance structure.

(c)	Terms Limits and Retirement

The Board does not believe that it should establish a limit on the number of times a director may stand for election. While such a limit could help in creating an environment where fresh ideas and viewpoints are available to the Board, on the other hand, a director term limit can also disadvantage the Company through losing the beneficial contribution of directors who have developed, over a period of time, increasing knowledge of, and insight into, the Company and its operations and who could therefore provide increasing contributions to the Board as a whole.

2.	BOARD COMMITTEES

(a)	Committees

The Company has at least the committees required by the CSA Guidelines. Currently, these committees of the Board are the Audit Committee and the Corporate Governance and Compensation Committee. Each of these committees has written terms of reference (acting as a form of committee charter) satisfying, at a minimum, applicable legislative and stock exchange rules.

All directors, whether members of a committee or not, are invited to make suggestions to a committee chair for additions to the agenda of his or her committee or to request that an item from a committee agenda be considered by the Board. Each committee chair will give a periodic report of his or her committee’s activities to the Board.

(b)	Assignment of Committee Members

The Governance Committee is responsible, after consultation with the Chairman of the Board and giving consideration to the suggestions of individual Board members, for the assignment of Board members to various committees, including evaluating and selecting the chair of each Board committee. Consideration should be given to rotating committee members periodically at about a five year interval, but the Board does not have a firm policy mandating rotation of committee assignments since there may be reasons to maintain an individual director’s committee membership for a longer period.

(c)	Committee Member Qualifications

Each of the committees of the Board is comprised of a minimum of three directors. The required qualifications for the members of each committee are set out in the respective committees’ terms of reference. A director may serve on more than one committee.

3.	CHAIRMAN OF THE BOARD

(a)	General Functions

The Chairman of the Board shall provide leadership to the Board with respect to its functions as described in these Guidelines and as otherwise may be appropriate. The Chairman of the Board shall act as chair of meetings of the Board and, for such purpose, shall determine the agenda for each meeting of the Board in consultation with the Chief Executive Officer (“CEO”) and the Corporate Secretary.

The Chairman of the Board shall oversee the preparation for and management of, and he or she shall preside over, meetings of the shareholders of the Corporation.

(b)	Additional Responsibilities

The duties and responsibilities for the position of Chairman of the Board shall also include the following:

A.	establishing procedures to govern the Board’s work including establishing the location and time of meetings of the Board and the procedures to be followed with respect to the conduct of meetings of the Board, including determining who may be present at such meetings in addition to the directors, the CEO and Corporate Secretary (if those officers are not directors);

B.	ensuring the Board has adequate resources, especially by way of full, timely and relevant information to support its decision-making requirements;

C.	working with the chairs of the Board committees to coordinate the schedule of meetings for such committees;

D.	ensuring that delegated committee functions are carried out and reported to the Board;

E.	attending, as required, as a non-voting participant at all meetings of Board committees (unless the Chairman is a voting member of such committee);

F.	acting as a liaison between the Board and management through the CEO;

G.	meeting periodically with the CEO and the Corporate Secretary to review governance issues including the level of communication between management and the Board; and

H.	carrying out such other duties as may be reasonably requested by the Board as a whole, depending on its evolving needs and circumstances.

(c)	Appointment

The Chairman shall be appointed by the Board for a term as determined by the Board. If no term is specified, he or she shall hold office until the first meeting of the directors held after the next Annual Meeting of Shareholders.

(d)	Resources

The Chairman of the Board shall have sufficient resources to discharge the responsibilities of the Chair. The Chairman of the Board shall be empowered to engage advisers as may be appropriate from time to time to advise the Chairman of the Board with respect to duties and responsibilities.

4.	BOARD MEETING PROCEDURES

(a)	Frequency of Meetings

The Board shall have a minimum of four regularly scheduled meetings per year. In addition, special meetings may be called from time to time as determined by the needs of the Company’s business.

(b)	Selection of Agenda Items for Board Meetings

The Chairman of the Board and the Corporate Secretary, in consultation with the CEO, establish the agendas for Board meetings. Any Board member, however, may recommend the inclusion of specific agenda items. The agenda is distributed in advance of a meeting to each director.

(c)	Board Materials Distributed in Advance

Information, data and presentation materials that are important to the Board’s understanding of the business are distributed in writing to the Board before the Board meets. Management should provide materials that are as concise as possible while giving directors sufficient information, and time for review (subject to availability of time sensitive materials), to make informed decisions. The Board acknowledges that, under certain circumstances, written materials may be unavailable to directors in advance of a meeting, and that certain items to be discussed at Board meetings may be of an extremely sensitive nature such that the distribution of materials on these matters prior to the Board meeting would not be appropriate.

The Board encourages senior management to bring into Board meetings, from time to time, those Company employees or consultants who (i) can provide additional insight into the various Company operations due to such person’s personal involvement and substantial knowledge in those areas under periodic Board review and assessment, and/or (ii) are persons with future potential whom senior management believes should be given exposure to the Board.

5.	CORE RESPONSIBILITIES

The mandate of the Board, as prescribed by law, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The core responsibilities of the Board include stewardship and oversight in the following areas:

(a)	Strategic Plan

The Board meets annually, at the end of the year, and may also have special meetings as required, to review the Company’s overall business strategies and its annual business plan, as well as major strategic initiatives, to allow for the Board to evaluate whether the Company’s proposed actions generally accord with Company objectives.

(b)	Identification of Principal Risks

The Board, directly and through the Audit Committee as well as the other committees of the Board, reviews the principal risks of the Company’s business and the appropriateness of the systems management puts in place to manage these risks. A current report on risk management is presented to and reviewed by the Audit Committee each quarter.

(c)	Communication Policy

The Disclosure and Confidentiality Policy established by the Board summarizes practices regarding disclosure of material information to investors, analysts and the media. The Board, in consultation with the Governance Committee, monitors and advises on compliance with this Policy.

(d)	Internal Control and Management Information Systems

The Board, acting through the Audit Committee, monitors the implementation of appropriate internal control systems. The Audit Committee reports, at least quarterly, to the Board and periodically includes in its reports updates on the status of the Company’s internal control systems.

(e)	Shareholder Feedback

The Board monitors management in its ongoing development of appropriate investor relations programs and procedures to receive and respond to shareholder feedback.

6.	Expectations of Directors

(a)	Commitment and Attendance

All directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone to mitigate conflicts.

(b)	Participation in Meetings

Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure and the risks and competition it faces, to facilitate active and effective participation in the deliberations of the Board and of each committee on which he or she serves. Upon request, management makes appropriate personnel available to answer any questions a director may have about any aspect of the Company’s business. Directors should also review the materials provided by management and Company advisors in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented.

(c)	Other Directorships

The Company values the experience directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a director’s time and availability, and may also present conflicts or legal issues. Directors should advise the Chair of the Governance Committee before accepting any new membership on other boards of directors or any other significant commitment involving an affiliation with other related businesses or governmental units.

(d)	Contact with Management

All directors are invited to contact the CEO at any time to discuss any aspect of the Company’s business. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(e)	Confidentiality

The proceedings and deliberations of the Board and its committees are confidential. Each director shall maintain the confidentiality of information received in connection with his or her services.

(f)	Independent Director Sessions

To encourage free and open discussion and communication among the non-management directors of the Board, the independent directors should typically meet during or at the end of each Board meeting with no members of management present.

(g)	Evaluating Board Performance

The Board, acting through the Governance Committee, and each of the committees of the Board conduct in each case a self-evaluation at least annually to assess their respective levels of effectiveness. In addition, the Governance Committee periodically considers the mix of skills and experience that directors bring to the Board to assess, on an ongoing basis, whether the Board has the necessary tools to perform its oversight function effectively.

7.	LEADERSHIP DEVELOPMENT

(a)	Evaluating and Approving Salary for the CEO

The Board, acting through the Corporate Governance and Compensation Committee, evaluates the performance of the CEO in conjunction with the Company’s goals and objectives and, acting through the Corporate Governance and Compensation Committee, approves the compensation level of the CEO.

(b)	Evaluating and Approving the Compensation of Management

The Board, acting through the Corporate Governance and Compensation Committee, evaluates and approves proposals for overall compensation policies applicable to members of senior management.

(c)	Management Succession

At least annually, the Board reviews a succession plan, developed by management, addressing the policies and principles for selecting a successor to the CEO, both in an emergency situation and in the ordinary course of business. The succession plan should include an assessment of the experience, performance, skills and planned career paths for possible successors to the CEO currently in Company senior management.

8.	BOARD COMPENSAT1ON

The Board conducts a review, at least once every two years, of the components and amount of Board compensation in relation to other similarly situated companies. Board compensation should be consistent with market practices but should not be set at a level that would call into question the Board’s objectivity.

9.	RELIANCE ON ADVISORS

In executing their responsibilities, each of the members of the Board, and specifically the Chairman on behalf of the independent directors, is entitled to rely on the advice, reports and opinions of management, counsel, accountants, auditors and other expert advisors, such advice to be provided at the expense of the Company. The Board, as well as each of the committees of the Board, shall accordingly have the authority to retain and approve the fees and retention terms of such outside advisors engaged for this purpose.